Room 4561

May 18, 2007

Mr. Michael E. Lehman
Chief Financial Officer and
Executive Vice President,
Corporate Resources
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

> **Re:** **Sun Microsystems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Filed September 8, 2006**
> **File No. 000-15086**

Dear Mr. Lehman:

We have reviewed your response letter dated April 26, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 3. Balance Sheet Details, page 61

Other Non-Current Assets, Net, page 62

1.   Please note that we believe that the model described in Q&A #12 of TIS Section 2140 is the appropriate model to account for your repairable spare parts. As a result, cash flows related to these parts should be reported as operating rather than

investing. Further, it appears that the use of the inventory model may require you to re-evaluate your conclusion with respect to balance sheet classification. Please provide us with an analysis of the impact of these changes on your previously-issued balance sheets (including working capital) and statements of cash flow. If you intend to classify a portion of these parts as long term within your balance sheet, explain the basis for that conclusion and provide us with an analysis that supports the amount.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief